Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated April 16, 2014

OLO      PowerShares DB Crude Oil Long ETN SZO      PowerShares DB Crude Oil
Short ETN
ETN  and  index data as of March 31, 2014 DTO
PowerShares DB Crude Oil Double
Short ETN

Description ETN  and  Index History (%)
The PowerShares DB Crude Oil Long Exchange       1 Year      3 Year      5 Year
     10 Year      ETN Inception Traded Note (Symbol: OLO), PowerShares DB ETN
Repurchase Value(1) Crude Oil Short Exchange Traded Note Crude Oil Long
5.71      -3.87      7.72      --      -9.34 (Symbol: SZO) and PowerShares DB
Crude Oil Crude Oil Short      -8.75      -1.98      -11.96      --      7.12
Double Short Exchange Traded Note (Symbol: Crude Oil Double Short      -18.52
   -8.79      -28.07      --      4.36 DTO) (collectively, the "PowerShares DB
Crude Oil ETNs") provide investors a way to take a ETN Market Price(2) short or
leveraged view on the performance of Crude Oil Long      4.27      -4.26
7.68      --      -9.05 an oil-based commodity index. Crude Oil Short
-8.65      -1.96      -12.12      --      6.73 Crude Oil Double Short
-18.75      -8.83      -28.36      --      4.03 All of the PowerShares DB Crude
Oil ETNs are based on a total return version of the Deutsche Index History Bank
Liquid Commodity Index -- Oil, which is Deutsche Bank Liquid Commodity intended to track the long or short performance Index -- Optimum Yield Crude Oil
6.43      -3.19      8.52      --      -8.64 of the underlying futures
contracts of a basket Deutsche Bank Liquid Commodity of oil futures contracts.
The Long ETN is based Index -- Oil      6.03      -4.28      5.57      --
-16.25 on the Optimum Yield[] version of the Index, Comparative Indexes(3) and
the Short and Double Short ETNs are based S and P 500      21.86      14.66
21.16      --      8.17 on the standard version of the Index. Barclays U.S.
Aggregate      -0.10      3.75      4.80      --      5.05 PowerShares DB Crude
Oil ETN  and  Index Data Source: Invesco PowerShares, Bloomberg L.P.
                                                     (1)      ETN repurchase
value performance figures reflect repurchase value, which would require investors to Ticker symbols have a minimum number of shares (found in pricing
supplement and the following page). Repurchase value Crude Oil Long      OLO is
the current principal amount x applicable index factor x fee factor. See the
prospectus for more complete Crude Oil Short      SZO information. Investors
holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a
discount to the repurchase Crude Oil Double Short      DTO value. See "ETN
Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Crude Oil ETN performance. The inception date of the Deutsche Bank Intraday indicative value symbols Liquid
Commodity Index-Oil is Jan. 12, 2004. The inception date of the Index's Optimum
Yield version is Crude Oil Long      OLOIV May 24, 2006. ETN repurchase value
is based on a combination of the monthly returns or inverse monthly Crude Oil
Short      SZOIV returns for the Crude Oil Long ETNs and Crude Oil Short ETNs,
respectively, or two times the inverse monthly returns for the Crude Oil Double
Short ETNs, from the relevant Commodity Index plus the monthly Crude Oil Double
Short      DTOIV returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Crude Oil
ETNs, less the investor fee. The Long ETN is based on the Deutsche Bank CUSIP symbols Liquid Commodity Index -- Optimum Yield Crude Oil[], and the Short and
Double Short ETNs are based Crude Oil Long      25154K866 on the standard
version of the Deutsche Bank Liquid Commodity Index -- Light Crude[] (the
"Commodity Crude Oil Short      25154K874 Indexes"). The T-Bill Index is
intended to approximate returns from investing in 3-month United States
Treasury bills on a rolling basis.
Crude Oil Double Short      25154K809
                                                     (2)      ETN market price
performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET
Details expressed as a percentage change from the beginning to the end of the specified time period.
ETN price at initial listing      $25.00 Index performance does not reflect any
transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.
Inception date      6/16/08

(3)      The S and P 500([R])
Index is an unmanaged index used as a measurement of change in stock market
Maturity date      6/1/38 conditions based on the performance of a specified
group of common stocks. The Barclays U.S. Aggregate Yearly investor fee
0.75% Bond Index(TM) is an unmanaged index considered representative of the US
investment-grade, fixed-rate Leveraged reset frequency      Monthly bond
market.
Listing exchange      NYSE Arca PAST PERFORMANCE DOES NOT GUARANTEE FUTURE
RESULTS.
DB Optimum Yield Crude Oil[] Index      DBLCOCLT DB Standard Crude Oil Index
  DBRCLTR

Issuer
Deutsche Bank AG, London Branch Long-term Unsecured Obligations

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

OLO PowerShares DB **Crude Oil Long** ETN

SZO PowerShares DB **Crude Oil Short** ETN

DTO PowerShares DB **Crude Oil Double Short** ETN

What are the PowerShares DB Crude Oil ETNs?

The PowerShares DB Crude Oil ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of a Deutsche Bank crude oil index. The Long ETN is linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield Crude Oil™, and the Short and Double Short ETNs are linked to the standard version of the Deutsche Bank Liquid Commodity Index. Both indexes are designed to reflect the performance of certain crude oil futures contracts. The Optimum Yield™ version of the index attempts to minimize the negative effects of contango[3] and maximize the positive effects of backwardation[4] by applying flexible roll rules to pick a new futures contract when a contract expires. The standard version of the index, which does not attempt to minimize the negative effects of contango and maximize the positive effects of backwardation, uses static roll rules that dictate that an expiring futures contract must be replaced with a contract having a predefined expiration date.

Investors can buy and sell the PowerShares DB Crude Oil ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Crude Oil ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Crude Oil ETNs

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Acceleration risk
- Credit risk of the issuer
- Potential lack of liquidity

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

The PowerShares DB Crude Oil ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

The PowerShares DB Crude Oil ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Crude Oil ETNs is entirely dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB Crude Oil ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Crude Oil ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Crude Oil ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Crude Oil ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the PowerShares DB Crude Oil ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares DB Crude Oil ETNs upon a regulatory event affecting the ability to hedge the PowerShares DB Crude Oil ETNs.

The PowerShares DB Crude Oil ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Crude Oil ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Crude Oil ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Crude Oil ETNs provide concentrated exposure to notional positions in crude oil futures contracts. The market value of the PowerShares DB Crude Oil ETNs may be influenced by many unpredictable factors, including, among other things, volatile oil prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. Because the ETNs provide concentrated exposure to notional positions in futures contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Crude Oil Double Short ETN is a leveraged investment. As such, it is likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the PowerShares DB Crude Oil ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Crude Oil ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only

P-DBCRUDE-ETN-PC-1-E 04/14